Form 20-F
period 2002-06-30
TRADERADIUS ONLINE INC
filed 2003-02-07
CIK 1107965

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended June 30, 2002
                                ----------------

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the transition period from _____ to _____

Commission File Number          0-30662
                       -------------------------

                             TradeRadius Online Inc.
                 ----------------------------------------------
                 (formerly known as BidCrawler.com Online Inc.)
                   (formerly known as Kolyma Goldfields Ltd.)

             (Exact Name of Registrant as Specified in its Charter)

                            British Columbia, Canada
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                          9th Floor, 555 Burrard Street
                      Vancouver, British Columbia, V7X 1M8
                     --------------------------------------
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                             Name of Each Exchange
              Title of Each Class             on Which Registered
              -------------------           ----------------------
                     N/A                              N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                         -------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                       N/A
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of December 15, 2002:

                                   12,197,974

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     YES [ ]                       NO [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                   ITEM 17 [X]                   ITEM 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

================================================================================

                                TABLE OF CONTENTS

PART I                                                                      PAGE

ITEM 1   Identity of Directors, Senior Management and Advisors                1

ITEM 2   Offer Statistics and Expected Timetable                              1

ITEM 3   Key Information                                                      1

ITEM 4   Information on the Company                                           8

ITEM 5   Operating and Financial Review and Prospects                        15

ITEM 6   Directors, Senior Management and Employees                          20

ITEM 7   Major Shareholders and Related Party Transactions                   26

ITEM 8   Financial Information                                               28

ITEM 9   The Offer and Listing                                               30

ITEM 10  Additional Information                                              32

ITEM 11  Quantitative and Qualitative Disclosure about Market Risk           47

ITEM 12  Description of Securities Other than Equity Securities              47

PART II

ITEM 13  Defaults, Dividend Arrearages and Delinquencies                     48

ITEM 14  Material Modifications to the Rights of Security Holders and
         Use of Proceeds                                                     48

ITEM 15  [Reserved]                                                          48

ITEM 16  [Reserved]                                                          48

PART III

ITEM 17  Financial Statements                                                48

ITEM 18  Financial Statements                                                50

ITEM 19  Exhibits                                                            50

FORWARD-LOOKING STATEMENTS

         The statements in this document that relate to future plans, events or performance are forward-looking statements. Actual results could differ materially due to a variety of factors, including the factors described under "Risk Factors" and the other risks described below. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.


ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following selected financial data for the Company should be read in conjunction with the Company's financial statements attached as a part hereof.

            (CANADIAN DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                           YEARS ENDED JUNE 30,
                               ---------------------------------------------
                               2002      2001      2000      1999       1998
                              -----    -------   -------    -------    -----
RESULTS OF OPERATIONS
Revenues                        nil        nil       nil        nil      nil
Net income (loss)              $(49)   $(2,631)  $(1,752)   $(1,392)    $(53)
Net income (loss) per share   (0.01)     (0.09)    (0.08)     (0.10)   (0.01)
FINANCIAL POSITION
Total assets                    $14        $49    $1,338        $60     $806
Long term Debt                  nil        nil       nil        nil      nil
Cash Dividends Paid             nil        nil       nil        nil      nil


         The Company has not declared or paid any dividends during the periods indicated.

                   SUMMARY FINANCIAL DATA ADJUSTED FOR US GAAP
            (CANADIAN DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                     FISCAL YEARS ENDED JUNE 30,
                                 ----------------------------------
                                  2002          2001          2000
                                 ------       -------        ------
RESULTS OF OPERATIONS
Revenues                            nil           nil            nil
Net income (loss)                   (49)       (2,642)        (1,752)
Net income (loss) per share*      (0.01)        (0.46)         (0.08)

FINANCIAL POSITION
Total assets                        $14           $49         $1,338
Long term debt                      nil           nil            nil
Cash dividends paid                 nil           nil            nil


* The loss per share for Fiscal 2000 was adjusted for the 4:1 share consolidation.

         Currency and Exchange Rates

         All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

         1. On December 23, 2002, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.6448 U.S. = $1.00 Canadian.

         All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

         2. The following table sets forth the high and low exchange rates for each month during the previous six months.


Month              11/02     10/02      9/02      8/02      7/02      6/02
---------          -----     -----     -----     -----     -----     -----
High Rate          .6396     .6363     .6418     .6437     .6547     .6622
Low Rate           .6294     .6241     .6287     .6330     .6456     .6472


         3. The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

                                               Year Ended June 30,
                               ------------------------------------------------
                                2002       2001       2000       1999      1998
                               ------     ------     ------     -----     -----
Average Rate During Period     .63796     .65887     .67941     .6623     .7054


B.       CAPITALIZATION AND INDEBTEDNESS

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.       RISK FACTORS

         Risks of a Startup Venture

         The Company is a startup venture, with no history of operations, earnings or profits. As a startup venture, the Company is subject to all the usual business risks that may affect any new company, including working capital deficiencies, competition, management shortcomings and lack of market acceptance for its goods or services. There is absolutely no assurance that the Company is or will be a profitable company. There is no history of past business activities upon which to extrapolate or determine future activities, success or profitability. For average investors, these factors make shareholding in the Company less secure than shareholding in established companies.

         Uncertainty of Access to Additional Capital

         The Company does not presently have sufficient financial resources to undertake the operation and expansion of the Company's proposed Internet business. This will accordingly depend on the Company's ability to obtain additional financing through debt financing, equity financing or other means. There can be no assurance that the Company will obtain necessary additional financing. The failure of the Company to obtain additional financing on a timely basis or on favorable terms could result in their inability to continue to operate the business. For average investors, the Company's failure to obtain the necessary financing could result in a full or partial loss of their investment.

         Internet Company Competition

         Internet-based businesses are intensely competitive and involve a high degree of risk. There can be no assurance that public acceptance of and business transacted through the Company's Internet sites will be of the magnitude required to be commercially profitable. In its efforts to attract customers, the Company competes with larger and established Internet search engine companies, including those listed in "Item 4. Information on the Company -- B. Business Overview -- Target Market; Competitors."

         Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company does. These factors may allow them to respond more quickly than the Company can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than the Company can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Internet publishers. The Company cannot provide assurance that its competitors will not develop products or services that are equal or superior to the Company's solutions or that achieve greater market acceptance than its solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of the Company's prospective customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. The Company cannot provide assurances that it will be able to compete successfully or that competitive pressures will not materially affect its business, results of operations or financial condition.

         The effect of competition will, in turn, be affected by the amount of funds available to the Company, information available to the Company and any standards established by the Company for the minimum projected return on investment. Competition may also be presented by additional sites coming on-line. For average investors, if the Company falls to compete successfully with other internet companies it could reduce the Company's market share and result in a smaller return on or loss of their investment.

         Volatility of World Economic Factors

         The Company's revenues, profitability and future growth and the carrying value of assets may be substantially dependent on prevailing world economic conditions and fluctuations in influencing factors such as exchange rates, rates of inflation, governmental stability and natural disasters. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon these factors. The negative impact of these factors on sales orders originating from an affected country may have an adverse effect on the Company's borrowing capacity, revenues, profitability and cash flows from operations. For average investors, the reliance of internet companies, including the Company, on the global economy means that their investments could be impacted by economic troubles anywhere in the world.

         Dependence on Key Personnel

         The Company is heavily dependent upon the expertise of certain of its key officers and directors, and the loss of one or more of these individuals could have a material adverse effect on the Company. The Company does not maintain key-person insurance policies on any of its executive officers. The future success of the Company also depends on its continuing to attract, retain and motivate highly skilled employees. Competition for employees in the Internet service industry is intense. The Company may be unable to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. The Company has from time to time in the past experienced, and expects to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. For average investors, the loss of key personnel at The Company could mean setbacks and delays in implementation and maintenance of the Company's website, with the potential result of a decreased return on or loss of their investment.

         Dependence on Internet Infrastructure

         The future success of the Company will depend, in large part, upon the maintenance of the Internet infrastructure, such as a reliable network with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Internet access and services and improved content. The Company cannot provide assurances that the Internet infrastructure will continue to effectively support the demands placed, as the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, the Company may have to spend considerable amounts to adapt its solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure. Such outages and delays could impact the Internet sites of Internet publishers using the Company's solutions. For average investors, possible problems with the Internet infrastructure could adversely impact the Company's potential profitability and result in a lower return on or loss of their investment.

         Dependence on Proprietary Rights and Risk of Infringement

         The success of the Company and its ability to compete are substantially dependent on its internally developed technologies which the Company is currently in the process of developing and which it will try to protect through a combination of patent, copyright, trade secret and trademark law. The Company cannot provide any assurance that any intellectual property applications will be approved. Even if they are approved, such patents, trademarks or other intellectual property registrations may be successfully challenged by others or invalidated.

         The Company generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite efforts by the Company to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its solutions or technologies. There can be no assurance that the steps the Company has taken or will be taking will prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States or Canada.

         The trademark, copyright and trade secret positions of Internet businesses, including that of the Company, are uncertain and involve complex and evolving legal and factual questions. In addition, there can be no assurance that competitors, many of which have substantial resources, will not seek to apply for and obtain trademarks, tradenames and Internet domain names that will prevent, limit or interfere with the Company's technology. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce the Company's intellectual property rights or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that the Company will have the financial resources to defend its trademarks, copyrights and domain names from infringement or claims of invalidity. For average investors, a challenge to the Company's proprietary rights could decrease the Company's potential profitability and result in a smaller return on or loss of their investment.

         Rapid Technological Change and Risk of Technological Obsolescence

         The Internet industry is characterized by rapid and significant technological change. Many Internet applications have a life cycle of under twelve months. The Company's future success will depend in large on its ability to continue to respond to such changes. There can be no assurance that the Company will be able to respond to such changes or that new or improved competing technology will not be developed that render the Company's technology non-competitive. For average investors, if the Company were unable to keep up with the rapid technological change, it could reduce it potential profitability and result in a lower return on or loss of their investment.

         Government Regulation and Legal Uncertainties

         Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. A recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights and taxation. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. The governments of one or more jurisdictions might attempt to regulate the Company's transmissions or levy sales or other taxes relating to its activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet businesses. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in Canada and abroad, that may impose additional burdens on companies conducting business over the Internet. The Company's business and results of operations and financial condition could be adversely affected by the adoption or modification of laws or regulations relating to the Internet. For average investors, if the Company's business were adversely affected by the adoption or modification of such laws it could result in a reduction of the return on or loss of their investment.

         Conflicts of Interest

         Directors and officers of the Company may be presented, from time to time, with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through the exercise by directors and officers of such judgment as is consistent with their fiduciary duties to the Company, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Company. Any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and, depending upon the magnitude of the transaction and the absence of any disinterested board members, may be submitted to the Company for its approval. For average investors, a conflict of interest could possible impact the Company's future performance and result in a reduced return on or loss of their investment.

         Stock Subject to Penny Stock Rules; Potential Reduction in Market Liquidity Resulting From Extensive Disclosure and Other Broker-Dealer Compliance Requirements

         The capital stock of the Company would be classified as "penny stock" as defined in Reg. Section 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

         Price Fluctuations: Share Price Volatility

         In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

ITEM 4   INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Organization; Registered Office; Etc.

         TradeRadius Online Inc. ("TradeRadius" or the "Company") was incorporated on June 27, 1974 by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia) under the name of Jalna Resources Limited. On February 17, 1988, the Company consolidated its share capital on a 5:1 basis and changed its name to Consolidated Jalna Resources Limited. Effective April 16, 1993, the Company consolidated its share capital on a 4:1 basis and changed its name to Jalna Mining Corp. The Company subsequently consolidated its share capital on a 2:1 basis and changed its name to Kolyma Goldfields Ltd. on July 27, 1998. On February 29, 2000, the Company changed its name from Kolyma Goldfields Ltd. to BidCrawler.com Online Inc. On August 21, 2001, the Company consolidated its share capital on a 4:1 basis and changed its name to TradeRadius Online Inc. A name change was required pursuant to policies of the TSX Venture Exchange, which provide that a company must change its name in connection with a share consolidation to eliminate possible confusion as to whether shareholders own pre-or post-consolidation shares.

         The head office of the Company is located at 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, British Columbia. The registered office of the Company is located at 700 - 625 Howe Street, Vancouver, British Columbia, Canada.

         The Company's common shares are listed and posted for trading on the TSX Venture Exchange ("TSX"), under the symbol "TDO.T" The common shares also trade on the Over-the-Counter Bulletin Board under the symbol "TDOLF."

         Corporate Development

         In May 1997, the Company commenced a corporate reorganization. From May 1997 through July 1998, the Company was substantially reorganized through completion of a name change from Jalna Mining Corp. to Kolyma Goldfields Ltd.; a 2:1 share consolidation; and a $528,000 equity financing to fund the initial acquisition costs of Boston Management Corporation as discussed below, and to provide general working capital. The consolidation and name change were approved by the shareholders of the Company at its Annual General Meeting held on December 15, 1997.

         In April 1998, the Company's shareholders approved its acquisition of all issued and outstanding shares of Boston Management Corporation ("Boston"), a company incorporated in the Commonwealth of the Bahamas, which had a wholly owned subsidiary ZAO Golden Kolyma, a Russian company. The Company then changed its name from Jalna Mining Corp. to Kolyma Goldfields Ltd. Boston had the right to acquire interests varying from 80-100% in certain mineral licenses for the exploration and recovery of gold from ore and placer deposits at five alluvial gold deposits within the Magadan Oblast District of Eastern Siberia. On August 5, 1998, the Company closed this acquisition and issued a total of 7,500,000 shares were issued to the shareholders of Boston.

         On September 10, 1997, the Company granted an option to Alliance Pacific Gold Corp. to acquire a 50% interest in Golden Kolyma, which option was subsequently canceled.

         On July 28, 1998, the Vancouver Stock Exchange (which has since merged with the Alberta Stock Exchange to form the CDNX and subsequently becoming the
TSX) removed the Company's inactive status following the approval of the acquisition of Boston and approved the reinstatement of its common shares on the VSE, effective July 29, 1998.

         The Company was until July 29, 1999 a mineral exploration company engaged in locating, acquiring, exploring and developing mineral resource properties in Canada and Russia. During the Company's fiscal year ended June 30, 1999, all of the mineral properties in which the Company previously had an interest or the right to acquire an interest were abandoned and all related costs were written off.

         On February 29, 2000, the Company completed the acquisition of BidCrawler Online Inc. ("BidCrawler"), an Internet auction meta-search tool. In consideration of the acquisition, the Company issued to the shareholders of BidCrawler 6,000,000 escrowed performance shares. Of the 6,000,000 performance shares, 3,000,000 were issued to each of Russell Krywolt and Graham Heal. Graham Heal was appointed to the Board of Directors and Russell Krywolt was appointed Chief Technology Officer. Subsequent to the acquisition, Greg Stone was appointed the President of the Company and Russell Krywolt resigned as Chief Technology Officer. For a detailed discussion of the acquisition of BidCrawler, please see the Company's Registration Statement on Form 20-F, as amended, filed with the SEC.

         As a result of the downturn in the consumer Internet market, in late 2000 the Company laid off ninety percent of its staff and repositioned itself as a business-to-business e-commerce software and services provider. Responding to changing market conditions, the Company began an intensive market research effort that resulted in a new focus on the needs of sales and procurement professionals, and spurred the development of a new product, internally code-named "Dashboard." Dashboard expands on the Company's core aggregation technology and provides additional features desired by purchasing professionals. Dashboard is currently in the development stage. George Leary was appointed Chairman and Chief Executive Officer of the Company in August 2001.

         On August 21, 2001, the Company consolidated its share capital on a 4:1 basis and changed its name to TradeRadius Online Inc. A name change was required pursuant to policies of the TSX Venture Exchange, which provide that a company must change its name in connection with a share consolidation to eliminate possible confusion as to whether shareholders own pre-or post-consolidation shares.

         On February 20, 2002, the Company announced the acquisition of LEDdynamics, Inc., a private company headquartered in Rochester, Vermont, which provides custom engineering services and specialty light emitting diode products to its clients. In May 2002, the Company announced the acquisition of LEDdynamics, Inc. was terminated.

         On May 7, 2002, the Company announced that it had entered into an acquisition agreement to acquire all of the assets of Clientclick Communications Corp., a private British Columbia company, which has developed a product that enables brokers and investment and financial professionals with an online real time client servicing application. On July 17, 2002, the Company announced that due to poor market conditions in raising capital for technology ventures, the acquisition with Clientclick Communications Corp. was terminated.

         Effective September 30, 2002, the Company, pursuant to the policies of the TSX Venture Exchange, the Company was declared an "inactive issuer".

         Principal Capital Expenditures (Divestitures) Over Last Three Fiscal Years

         In February 2000, the Company acquired all of the issued and outstanding shares of the private company, BidCrawler Online Inc. ("BidCrawler"), an internet online service company that had developed a navigation hub for Internet auction participants. As consideration, the Company issued 6,000,000 escrowed performance shares. The 6,000,000 escrow shares issued had an agreed value of $1,800,000. However, the shares are being held in escrow and release from escrow is contingent on future cash flows earned by the Company. Thus, for accounting purposes, these shares have been valued at $nil until the contingency is resolved.

         In October 2000, the Company entered into a letter of intent to acquire the e-commerce assets of Enterprise Automation Technologies Canada Limited. However, due to deteriorating market conditions, both companies agreed, in February 2001, to terminate the letter of intent and not pursue the contemplated acquisition.

         The Company did not have any material commitments for capital expenditures as of June 30, 2001.

         Current and Planned Capital Expenditures/Divestitures

         The Company did not have any material commitments for capital expenditures as of June 30, 2002 and also does not have any current or planned material capital expenditures for the year ending June 30, 2003.

         Public Takeover Offers

         During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.       BUSINESS OVERVIEW

         General

         The Company is a electronic commerce software and online services provider, servicing purchasing and sales professionals by organizing the online marketplace and managing trading activities. In 1999, the Company, then known as BidCrawler Online Inc. ("BidCrawler") began a data search and aggregation service, allowing users to simultaneously aggregate, view and compare product listings from multiple Internet-based auction sites. BidCrawler offered this service first for consumer auctions at www.BidCrawler.com, and then for the business-to-business ("B2B") market with the introduction of its business Web site at www.B2Bidcrawler.com. The Company has recently changed its market focus to provide internet-related services for purchasing and procurement professionals, with the development of its "Dashboard" product as discussed below.

         The Product

         Dashboard

         Responding to changing market conditions, starting in mid-2000, the Company began an intensive market research effort that resulted in a new focus on the needs of sales and procurement professionals, and led to the Company's development of a new product, internally code-named "Dashboard." This new product expands on the Company's core aggregation technology and provides additional features desired by purchasing professionals. The Dashboard product is an Internet-based application designed for purchasing professionals in small to medium enterprises. These purchasing professionals are responsible for procurement of both direct and indirect materials. Direct materials are those used in the manufacturing process. Indirect materials, also referred to as MRO (maintenance, repair and operations) supplies, consist of materials not directly related to manufacturing, such as office equipment, electronics, furniture, janitorial supplies and food. The Dashboard v.1 will be applied primarily to the procurement of MRO supplies.

         The Dashboard is intended to assist purchasing professionals in the various aspects of their job, including: determining their employer's purchasing requirements; seeking out the best suppliers and prices; searching online catalogs and e-markets; and locating shipments in transit. The product organizes and simplifies the purchaser's daily workflow in a clean, customizable interface on the computer desktop. With the Dashboard's built-in browser and proprietary "site-scrubbing" technology, users can simultaneously search all their preferred online sources for products they require. The term "site scrubbing" refers to the Dashboard search engine functioning by forming a query to the computer graphic imagery of the auction and/or business purchasing site that it was built for, then passing it to the auction/business site, then searching the resultant pages for the pertinent information, bringing back to the user the requested information.

         With the Dashboard's e-mail functions, they can communicate quickly and effectively with their "internal customers" (that is, their co-workers who require their purchasing services), providing specifications and options for product selection. For locating unfamiliar items, the Dashboard allows purchasers to instantly screen thousands of suppliers by name, location or product type, and it can provide contact information for that supplier. After the product is shipped by FedEx, Airborne or UPS, the Dashboard constantly updates the progress of that shipment on the purchaser's customized screen. In addition to its pure workflow features, the Dashboard provides customized industry-specific news feeds to enable purchasers to obtain information about current developments in the purchaser's field.

         Dashboard's revenues will be subscription-based, rather than transaction-based. As a hosted service, the Dashboard will generate revenues through monthly subscription fees, starting in January 2002. Subscription fees will vary in range from $50 per seat to over $100 per seat depending on the quantity and complexity of the individual customer. In addition, there will be revenue generated from preferred vendor listings and consulting fees from customization work done for specific customers and vertical market hubs. Management believes that a subscription-based revenue structure will provide a more dependable revenue base than the transaction-based structure characteristic of many of e-commerce hubs that have failed in recent months.

         Business Exchanges; On-line Auction Sites

         A key component to the success of the Dashboard is expected to be the B2B exchanges from which it aggregates data for users. There are over 600 Internet exchanges in over 40 separate vertical segments (such as medical, chemical, forest products, etc.) as of April 2000, with the number expected to reach 4,200 exchanges by 2003. The number of exchange members is expected to grow from 20,000 in 2000, to over 12 million by 2004 (source: Keenan Vision).

         Additionally, auctions are predicted to grow in popularity among businesses over the next few years. Management believes that auction sites will increasingly emphasize auctions for the B2B market, rather than the consumer market, because the average transaction values are considerably higher for B2B than consumer auctions. The Dashboard provides an additional distribution channel to bring buyers to these auctions and exchanges.

         Value-Added Services

         The Company also intends its Dashboard product to provide value-added services including content management, customer service, exchange fees, financial services, insurance and escrow, marketing, order management, professional services, shipping and logistics. Management believes that provision of value-added services is an opportunity for the Company because most exchanges provide very limited value-added services. While most exchanges plan to implement these kinds of services in the future, the Dashboard will provide value-added services such as intelligent searching, smart profiling of customers, and suggestions for items and suppliers that the exchanges and auction sites are not expected to provide.

         Product Development Plans - Partnerships

         The Company's short term corporate plans are to complete a functioning Dashboard prototype and secure one or more strategic partners to complete development of the Dashboard and to assist in taking it to market. Management believes that as result of the slow adoption rate of e-Market trading standards, there are numerous partnership opportunities that would benefit from offering the Dashboard within their suite of e-Market software. Dashboard is not dependent on companies adopting XML standards (referring to data exchange standards that enable companies to electronically trade with each other) and joining e-Marketplaces. Instead, it relies on its web-scrubbing technology (discussed on page 12) making it a unique and useful tool for procurement officers today.

         Target Market; Competitors

         The Company plans to concentrate on target customers in small-to-medium size enterprises that generate annual revenues of $20-250 million. Procurement professionals in such enterprises typically rely on fax and telephone communications, rather than the enterprise system resources used by traders at large enterprises. The Company does not intend to compete with large e-commerce facilitators such as Ariba and Commerce One, which design and implement elaborate procurement platforms, often costing millions of dollars, for companies such as those in the Fortune 1000.

         With the rise of electronic commerce, purchasers working for small-to-medium size enterprises have an increasing number of B2B marketplaces to choose from, for both buying and selling. Because of the increasing variety of choices available to them, traders have less and less incentive to join "consortium" e-marketplaces; that is, those that are majority-controlled by dominant industry players. Purchasing professionals survey multiple e-markets for the best prices and terms available on the Internet. Therefore, it is in the supplier's best interest to make products available to the widest possible universe of purchasing professionals. While the Company has a number of competitors in the electronic procurement area, management believes that no competitor currently offers the ability to scrub (see page 12 for discussion of "site scrubbing") and retrieve data from any supplier who has a catalog publicly posted on the Internet.

         Management believes that Dashboard's proposed subscription-based revenue structure will offer a competitive advantage over the transaction-based structures of other e-commerce hubs. Whereas the subscription-based model offers a consistent monthly fee regardless of the amount or quantity purchased, the transaction-based fee model charges the users a percentage of the purchase price, thus discouraging companies from making large purchases.

         The Company's current competitors include the following:

         Agile Software (www.agilesoftware.com) - "Collaborative commerce" specialist Agile enables real-time dataflow between Original Equipment Manufacturers, Electronic Manufacturing Service providers, and their suppliers and customers, using automated product distribution and synchronization techniques to let customers, suppliers, and subcontractors monitor product activity.

         PurchasePro.com, Inc. (www.purchasepro.com) - PurchasePro.com, Inc. is a provider of B2B e-commerce services. It operates the PurchasePro.com exchange and provides private marketplaces with a scalable, browser-based e-commerce engine. The PurchasePro.com exchange and the private marketplaces buy and sell a wide range of products and services.

         J D Edwards, Inc. (www.jdedwards.com) - J.D. Edwards is a provider of agile, collaborative Internet solutions that give organizations the freedom to choose how they assemble their internal applications and how they collaborate with partners and customers.

         PSDI (www.psdi.com) - PSDI provides services for the MRO supply area. It provides work and materials management software, a B2B marketplace for buyers and suppliers

(MRO.COM), a suite of online procurement software products, and Internet-based content management tools and cataloging services.

         Radiant Systems, Inc. (www.radiantsystems.com) - Radiant Systems, Inc. is a provider of technology solutions to businesses that serve the consumer, including transaction-processing and management systems that support enterprise processes for clients ranging in size from multi-national to single-site operators.

         Frontstep (www.frontstep.com) - Frontstep is a global provider of e-business, supply chain and enterprise management software for mid-sized distributors and manufacturers. Its software and services include enterprise management, CRM, online customer sales and service, Web-driven channel management, supply chain management, e-procurement, collaboration and integration.

         EssentialMarkets, Inc. (www.essentialmarkets.com) - Provides "EM Transact," a sell-side, Web-based application that enables suppliers without financial or technical means to integrate with the e-supply systems of their large customers. This application works with any e-procurement platform, including Ariba, Commerce One or Clarus.

C.       ORGANIZATIONAL STRUCTURE

         The Company has one subsidiary, Bidcrawler Online Inc., a British Columbia corporation. The subsidiary is wholly owned by the Company.

D.       PROPERTY, PLANT AND EQUIPMENT

         The Company rents office space for its head office at 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, British Columbia, Canada.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with: (i) the audited consolidated balance sheets of the Company as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2002 and 2001, and related notes thereto (collectively, the "2002 Financial Statements"); and (ii) the audited consolidated balance sheets of BidCrawler as at June 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2000, 1999 and 1998, and related notes thereto (collectively, the "2000 Financial Statements") included herewith and with the selected data set forth in Item 3 above. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Except as described in Note 11 to the 2001 Financial Statements and in Note 11 to the 2000 Financial Statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States. Unless otherwise indicated, all currency is reported in Canadian dollars.

A.       OPERATING RESULTS

         Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

         For the year ended June 30, 2002, the Company incurred an operating loss of $48,654 compared to an operating loss of $2,129,234 for the year ended June 30, 2001. The significant decrease in operating losses between fiscal 2002 and fiscal 2001 was primarily attributed to the lack of operating activity on the development of the Company's website and on-line services. In 2001, the Company was in full operation developing its navigation hub for Internet auction participants. During fiscal 2002, the Company was in the process of reorganizing and re-evaluating its business operations. During 2002, the Company announced two separate acquisition agreements as new potential business opportunities for the Company, however, both projects were subsequently terminated.

         Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

         For the year ended June 30, 2001, the Company incurred an operating loss of $2,129,234 compared with an operating loss of $1,752,343 for the year ended June 30, 2000. There was approximately a 50% increase in overall expenses in fiscal 2001. This was primarily due to the Company completing its first full year as an on-line services company that initially was in the process of developing a navigation hub for Internet auction participants, and then subsequently changed focus more on developing its e-commerce product. Due to the high level of programming and product development, the Company required a significant labor force. Accordingly, almost half the Company's total expenses for fiscal 2001 were for consulting, salaries and benefits.

         Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

         For the year ended June 30, 2000, the Company incurred an operating loss of $1,752,343 compared with a $247,290 operating loss for the year ended June 30, 1999. Overall expenses increased during 1999 primarily due to the costs attributed to the three financings that were undertaken during the year (as discussed below under "-- B. Liquidity and Capital Resources -- Year Ended June 30, 2000 Compared to Year Ended June 30, 1999"), the acquisition of BidCrawler and the associated start-up costs of opening up the head office in Bellevue, Washington, including the hiring of 18 new employees. This undertaking resulted in a loss for the fiscal year ended 2000 of $1,752,343.

B.       LIQUIDITY AND CAPITAL RESOURCES

         Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

         In the fiscal year ended June 30, 2002, the Company raised $401,500 through a private placement and the exercise of stock options. The private placement was comprised of 4,000,000 units at $0.10 per unit for total proceeds of $400,000. Additionally, the Company received $165,230 in loans during the past year. During fiscal 2001, the Company raised $647,250 from three separate private placement financings and through the exercise of stock options. The funds raised in 2002 were used for working capital purposes and $127,400 was advanced to one of the potential acquisitions mentioned in "Operating Results" above for 2002. The proceeds raised in 2001 were primarily used to fund the ongoing Bellevue operations.

         During fiscal 2002, the Company reached various settlements with certain creditors that resulted in a gain to the Company totaling $529,877. This process had a significant positive impact on the Company's working capital position which at year end was still at a deficit totaling $430,953 compared to a working capital deficit of $808,551 at June 30, 2001. In fiscal 2001, the Company wrote off certain prepaid expenses for a market enhancement program totaling $365,704. This had a significant adverse impact on the Company's working capital situation at June 30, 2001.

         Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

         In the fiscal year ended June 30, 2001, the Company raised $674,250, from three separate private placements and through the exercise of the stock options. The private placements during fiscal 2001 comprised the following:
88,500 shares at a price of $0.50 per share, for total proceeds of $44,250 (September 2000); 2,833,326 shares at a price of $0.15 per share, for total proceeds of $425,000 (January 2001); and 1,000,000 shares at a price of $0.10 per share, for total proceeds of $100,000 (April 2001). During the 2000 fiscal year, the Company had raised $3,344,320 through share issuances. These financings were necessary to sustain the staff of 18 people in the Bellevue operation and the several full time consultants who were hired for development purposes. Operating in the United States also had a significant impact on the Company's "burn rate" since the Company was paying competitive rates in U.S. dollars.

         At the year-end, the Company wrote off prepaid expenses for a market enhancement program, totaling $365,704, and wrote down its capital assets by $136,454. This process had a significant impact on the Company's working capital which at year-end was at a deficit of $808,551, compared to working capital of $917,965 at June 30, 2000. During the year ended June 30, 2001, the Company accrued accounts payable of $292,612 as a contingent liability relating to an office lease that the Company had entered into in Bellevue, Washington. The Company decided to move from the premises approximately eighteen months prior to the expiration of the lease term. A settlement had been reached to release the Company from its obligations under the lease, whereby the $292,612 would be forgiven based on cash payments of $15,145 (paid) and $52,666 to be paid by November 30, 2001.

         Subsequent to June 30, 2001, the Company completed a private placement consisting of 4,000,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant enabling the holder to acquire an additional share at $0.10 per share for two years. Funds from this offering will be used for completion of the "Dashboard" prototype, debt retirement and working capital.

         Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

         At June 30, 2000, the Company had working capital of $917,965 compared to a working capital deficit of $414,152 for the fiscal year ended June 30, 1999. This difference reflected the proceeds the Company received from the private placements during fiscal 2000.

         From July 1, 1999 to June 30, 2000, all funding for the Company's expenditures on the website acquisition and development costs and ongoing operations was derived from common share issuances. During this period, the Company completed three private placements for the issuance of a total of 4,500,000 common shares for total proceeds of $2,600,000. The Company acquired BidCrawler by issuing 6,000,000 escrow shares at a deemed price of $0.30 per share.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         Development and License Agreement

         Pursuant to the Company's acquisition of BidCrawler in 2000, the Company advanced U.S. $150,000 to BidCrawler as a non-refundable fee for the granting of an option to enter into a non-exclusive license for the marketing, distribution and sale of the BidCrawler product in North America. BidCrawler agreed to use the fee for the continuing development of the technology for the BidCrawler product. The acquisition was subsequently completed.

         Starting in spring 2000, the Company hired Semeron Corporation to assist in conducting market research for the Company's next generation of Internet software applications. This included moving the Company from a business-to-consumer model to a business-to-business model. The Company spent over $70,000 for the market research services provided by Semeron. In addition to Semeron, the Company hired Brain Wave Inc. to conduct and facilitate several focus groups consisting of corporate purchasing professionals. The Company paid over $10,000 for these services.

D.       TREND INFORMATION

         According to eMarketer (a leading provider of Internet commerce statistics), by the end of 2000, 37% of all U.S. businesses were participating in electronic commerce. Management believes that the mid-tier business market (i.e., companies with between 20 and 500 employees) will see e-commerce growth rates of approximately 80% per year through 2002, most of which will be in the area of procurement infrastructure. According to International Data Corporation, worldwide sales of procurement software are expected to reach $8.5 billion by 2003. Jupiter Communications estimates the percentage of all U.S. B2B trade conducted online will grow from 1% in 2000 to 42% in 2005, to approximately $6.3 trillion, of which approximately one-third would be conducted directly between trading partners, with the remainder conducted through e-markets of various kinds. The Company believes that it is well positioned to meet this expected demand growth because of its versatile product offering.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the names and addresses of the directors and members of senior management of the Company, their positions and offices with the Company, their terms of office, and their principal occupations within the five preceding years.

                                     POSITIONS AND OFFICES WITH THE
                                                COMPANY;                              PRINCIPAL OCCUPATION
NAME AND ADDRESS                             TERM OF OFFICE                      WITHIN THE FIVE PRECEDING YEARS
----------------                    --------------------------------      -------------------------------------------
George Leary                        Chairman, Chief Executive             Self-employed consultant, GML Minerals
Calgary, Alberta                    Officer and a Director from           Consulting Ltd.
                                    August 1, 2001 to present

Greg Stone                          President and Director from           President of BidCrawler.com Online Inc.
Bellevue, Washington, U.S.A.        April 20, 2000 to present

Graham Heal                         Director from October 22, 1999        Self-employed computer consultant; Director
Bellingham, Washington, U.S.A.      to present                            and Vice-President of ClickHouse.com Online
                                                                          Inc.

Peter Dunfield                      Director from August 27, 1999 to      Self-employed consultant, iO Corporate
West Vancouver, British Columbia    present                               Services Ltd.; President and Director of
                                                                          Nikos Explorations Ltd. and CRA Phase II
                                                                          Ltd.; formerly Chief Financial Officer of
                                                                          Whytecliff Capital Corp.

Marion McGrath                      Director from December 22, 2000       Self-employed consultant, iO Corporate
Vancouver, British Columbia         to present; Secretary from            Services Ltd.; Corporate Administrator,
                                    December 28, 2000 to present          Whytecliff Capital Corp. from March 1999 to
                                                                          February 2000; Legal Assistant, Werbes
                                                                          Sasges & Company from 1984 to 1999

B.       COMPENSATION

         Summary Compensation Table

         The following table discloses the compensation paid by the Company during the previous three fiscal years to George Leary, Greg Stone, and Graham Heal (former Chief Executive Officer) during the previous three fiscal years.

                           Summary Compensation Table

                                       Annual Compensation                     Long Term Compensation
                             -------------------------------------  ------------------------------------------
                                                                                Awards              Payouts
                                                                     -------------------------   -------------
                                                                      Securities    Restricted
                                                         Other           Under       Shares or
                                                         Annual       Options/SARs  Restricted                    All Other
     Name and                  Salary      Bonus      Compensation      Granted     Share Units  LTIP Payouts   Compensation
Principal Position   Year        ($)        ($)           ($)1            (#)           ($)           ($)           ($)2
------------------   ----    ----------   ------      ------------    ------------  -----------  ------------  -------------
George Leary3        2002        Nil        Nil           Nil           385,000         Nil           Nil          $60,000
Chairman/CEO         2001        n/a        n/a           n/a             n/a           n/a           n/a            n/a
------------------   ----    ----------   ------      ------------    ------------  -----------  ------------  -------------
Greg Stone4          2002      $25,917                                  250,000         Nil           Nil            Nil
President            2001     US$88,000     Nil           Nil             Nil           Nil           Nil            Nil
                     2000     US$25,000     Nil           Nil          172,5006         Nil           Nil            Nil
------------------   ----    ----------   ------      ------------    ------------  -----------  ------------  -------------
Graham Heal5         2001        Nil        Nil           Nil             Nil           Nil           Nil            Nil
former CEO           2000     US$36,650     Nil           Nil         1,250,0006        Nil           Nil            Nil
------------------   ----    ----------   ------      ------------    ------------  -----------  ------------  -------------

----------

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

2    for further details, refer to the heading "Management Contracts" below.

3    Mr. Leary was appointed Chairman and Chief Executive Officer on August 1,
     2001.

4 Mr. Stone was appointed the President of the Company on April 20, 2000. During the period September 14, 2000 to August 1, 2001, Mr. Stone served as Chief Executive Officer.

5 Mr. Heal served as Chief Executive Officer of the Company during the period April 20, 2000 to September 14, 2000. Additionally, Mr. Heal served as Chairman during the period September 14, 2000 to August 1, 2001.

6    Voluntarily Cancelled.

         During the fiscal year ended June 30, 2002, the Company did not make any long-term incentive plan awards to its directors, officers or employees, nor did the Company have a pension plan for its directors, officers and employees.

         Option Grants During the Most Recently Completed Fiscal Year

         The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of the Company and its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the Securities Act of the Province of British Columbia, made to each Named Executive Officer during the financial year ended June 30, 2002:



                                                                                   Market Value of
                                                   % of Total                        Securities
                                    Securities       Options                         Underlying
                                       under        Granted to    Exercise Price   Options/SARs on
                    Date of Grant  Options/SARs    Employees in    or Base Price    Date of Grant    Expiration
    Name               in 2001     Granted (#)1   Financial Year   ($/Security)      ($/Security)       Date
-------------       -------------  ------------   --------------  --------------  ----------------  ------------
George Leary          Oct 1/01        385,000         24.06%           $0.10           Nil3           Oct 1/06
-------------       -------------  ------------   --------------  --------------  ----------------  ------------
Greg Stone            Oct 1/01        250,000         15.63%           $0.10            Nil           Oct 1/06
-------------       -------------  ------------   --------------  --------------  ----------------  ------------


----------

1    common shares of the Company.

2    includes both employee and director stock options.

3 no market value on date of grant, last trade prior to date of grant was October 4, 2001 at $0.05.

         Options Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

         The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the fiscal year ended June 30, 2002, and the fiscal year-end value of unexercised options and SARs:


                                                                                         Value of Unexercised in
                                                         Unexercised Options/SARs at    the Money Options/SARs at
                        Securities        Aggregate              FY-End (#)                      FY-End ($)
                       Acquired on     Value Realized
      Name             Exercise (#)          ($)          Exercisable/Unexercisable     Exercisable/Unexercisable
-----------------      ------------     -------------    ----------------------------   -------------------------
George Leary               Nil               n/a            385,000 (Exercisable)                  Nil
-----------------      ------------     -------------    ----------------------------   -------------------------
Greg Stone                 Nil               n/a            250,000 (Exercisable)                  Nil
-----------------      ------------     -------------    ----------------------------   -------------------------

         NOTE: The above options were pre-consolidated options and as at the date of this information circular, have been cancelled.

         Compensation of Directors

         The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's fiscal year ended June 30, 2002.

         Consulting and Management Agreements

         The Company is a party to the following contracts:

         o management contract with GML Minerals Consulting Ltd., a company owned and controlled by George Leary, the Chairman and CEO of the Company, whereby GML

              Minerals Consulting Ltd. is engaged to perform management services at a cost of $5,000 per month; and

         o consulting contract with iO Corporate Services Ltd., a company owned and controlled by Peter Dunfield and Marion McGrath, both directors of the Company, whereby iO Corporate Services Ltd. is engaged to perform consulting services at a cost of $2,000 per month. During the fiscal year ended June 30, 2002, the Company incurred consulting fees of $24,000 with iO Corporate Services Ltd.

         The Company has not set aside or accrued any funds to provide pension, retirement or similar benefits.

C.       BOARD PRACTICES

         Tenure of Board of Directors

         Each director is elected at the Company's annual shareholders' meeting for a term of one year.

         No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

         Audit Committee

         The Company's Audit Committee is composed of George Leary, Peter Dunfield and Colin Johnson. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment. The Audit Committee reviews the audited financial statements as well as the unaudited interim financial statements of the Company and confers with the Company's auditors and recommends to the Board of Directors whether to approve such statements. At the request of the Company's auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

         The Company does not have a compensation committee.

D.       EMPLOYEES

         The average number of employees during fiscal 2000 was 22, and the average number of employees during fiscal 2001 was three. The Company had no employees during fiscal 2002.

E.       SHARE OWNERSHIP

         The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

                                                      Number of
                                                       Common
                              Number and Percentage    Shares     Purchase
                                    Ownership          Subject     Price     Exercise
      Name                          of Shares1        to Option   (if any)     Price    Expiry Date
--------------------------   ----------------------   ---------   --------   --------   -----------
George Leary2                2,464,440/20.2%           385,000      N/A        $0.10     Oct. 02/06
Chairman/CEO and Director
--------------------------   ----------------------   ---------   --------   --------   -----------
Graham Heal3                 775,0004/6.4%             60,000       N/A        $0.10     Oct. 02/06
former CEO
--------------------------   ----------------------   ---------   --------   --------   -----------
Greg Stone5                  95,566/*                  250,000      N/A        $0.10     Oct. 02/06
President and Director
--------------------------   ----------------------   ---------   --------   --------   -----------
Peter Dunfield               5,625*                    360,000      N/A        $0.10     Oct. 02/06
Director
--------------------------   ----------------------   ---------   --------   --------   -----------
Marion McGrath               375*                      95,000       N/A        $0.10     Oct. 02/06
Secretary and Director
--------------------------   ----------------------   ---------   --------   --------   -----------

----------

1 Represents voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

2    Mr. Leary was appointed Chairman and Chief Executive Officer on August 1,
     2001.

3 Mr. Heal served as Chief Executive Officer of the Company during the period April 20, 2000 to September 14, 2000. Additionally, Mr. Heal served as Chairman during the period September 14, 2000 to August 1, 2001.

4    750,000 of the 775,000 shares are subject to escrow restrictions. See "Item
     4. Information on the Company -- A. History and Development of the Company -- Corporate Development."

5 Mr. Stone was appointed the President of the Company on April 20, 2000. During the period September 14, 2000 to August 1, 2001, Mr. Stone served as Chief Executive Officer.

         * Less than 1%.

         Stock Option Plan

         The Company has established a stock option plan (the "Plan"), which was approved by the Company's shareholders at the annual general meeting of shareholders held on December 20, 2002. The Plan is administered by the directors of the Company to attract and motivate certain persons who are, in the judgment of the directors, of special value of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company. The Plan is a "rolling plan" and as such, the Company can issue up to 10% of its then issued and outstanding shares. The Plan is subject to regulatory approval.

         No one optionee may receive options exercisable on shares exceeding 5% of the outstanding common shares of the Company.

         Under the terms of the Plan, the directors may, from time to time, designate any director, officer or employee of the Company or subsidiary of the Company or an employee of a management company providing services (other than investor relations) to the Company as a person to whom options should be granted, specifying the number of common shares that should be placed under option to each optionee and the price per share to be payable upon the exercise of such option.

         Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth the name of the only shareholders who, to the knowledge of management of the Company, as of June, 2002 beneficially own more than five percent (5%) of any class of the Company's voting securities.

                                                                 Percentage of change since:
                                  Number of       Percentage     ---------------------------
Name                            Common Shares      of Class      Fiscal 2001     Fiscal 2000
----                            -------------     ----------     -----------     -----------
George Leary                      2,464,440          20.2%           8.8%            n/a
Chairman/CEO and Director

Graham Heal                         775,000           6.4%          1.94%           10.88%
former CEO


         On January 30, 2002, 209,191 Common Shares were held by 6 registered holders in the United States. The Common Shares, in addition to trading on the TSX, also trade on the Over-the-Counter Bulletin Board under the symbol "TDOLF."

         To the best of its knowledge, the Company is not directly or indirectly controlled by another corporation, a foreign government and no stockholder owns more than five percent (5%) of its voting stock except as set forth above.

         The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.       RELATED PARTY TRANSACTIONS

         Listed below are the only material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

         (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

         (b)  associates;

         (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

         (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; and

         (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
              (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

         The Company or its subsidiary is a party to the following contracts:

         o management contract with GML Minerals Consulting Ltd., a company owned and controlled by George Leary, the Chairman and CEO of the Company, whereby GML Minerals Consulting Ltd. is engaged to perform management services at a cost of $5,000 per month; and

         o consulting contract with iO Corporate Services Ltd., a company owned and controlled by Peter Dunfield and Marion McGrath, both directors of the Company, whereby iO Corporate Services Ltd. is engaged to perform consulting services at a cost of $2,000 per month.

         The above agreements are also listed in "Item 6. Directors, Senior Management and Employees -- B. Compensation -- Consulting and Management Agreements."

         During the fiscal year ended June 30, 2002, the Company paid or accrued: $75,917 (2001 - $20,882) for management fees to directors or companies controlled by directors and a former director; $10,000 (2001 - $27,112) for consulting fees to a director; $24,000 (2001 - $12,750) for accounting and office administration fees to companies controlled by directors and a former director; and $24,000 (2001 - $6,000) for rent to companies controlled by directors and a former director.

         The above services were paid for at market rates, and were on terms at least as favorable to the Company as those that could have been obtained in arm's-length transactions.

         Certain directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction. See "Item 3. Key Information -- D. Risk Factors -- Conflicts of Interest".

         No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended June 30, 2002, 2001 or 2000.

C.       INTERESTS OF EXPERTS AND COUNSEL

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8   FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         This Annual Report contains the audited consolidated financial statements of the Company for the years ended June 30, 2002 and 2001 (collectively, the "2002 Financial Statements"), including an Auditors' Report dated November 4, 2002, and the following: Consolidated Balance Sheets as at June 30, 2002 and 2001; Consolidated Statements of Operations and Deficit for the fiscal years ended June 30, 2002 and 2001; and Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2002 and 2001. Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended June 30, 2002 and 2001. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 11 to the 2001 Financial Statements and in Note 11 to the 2000 Financial Statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

         Legal Proceedings

         No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

         Dividend Policy

         The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.       SIGNIFICANT CHANGES

         No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9   THE OFFER AND THE LISTING

A.       OFFER AND LISTING DETAILS

         The Common Shares of the Company are listed and posted for trading on the TSX Venture Exchange (the "TSX "), under the symbol "TDO.T." The shares also trade on the Over-the-Counter Bulletin Board under the symbol "TDOLF."


         The following table sets out the annual high and low market prices of the Common Shares on the TSX during the last five fiscal years:


                                  HIGH (Cdn. $)                LOW (Cdn. $)
2002                                  $0.33                      $0.02
2001                                  $0.32                      $0.03
2000                                  $2.43                      $0.06
1999                                  $0.70                      $0.07
1998                                  $0.62                      $0.07


         The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter.

                                      HIGH                        LOW
                                    (Cdn. $)                    (Cdn. $)
FISCAL 2002
First Quarter                         $0.19                      $0.02
Second Quarter                        $0.32                      $0.05
Third Quarter                         $0.33                      $0.11
Fourth Quarter                        $0.11                      $0.05
FISCAL 2001
First Quarter                         $0.70                      $0.22
Second Quarter                        $0.37                      $0.06
Third Quarter                         $0.17                      $0.04
Fourth Quarter                        $0.07                      $0.02


         The following table sets out the high and low market prices of the Common Shares on the CDNX for the last six months:

                                      HIGH                        LOW
December 2002                         $0.05                      $0.02
November 2002                         $0.06                      $0.03
October 2002                          $0.08                      $0.04
September 2002                        $0.09                      $0.06
August 2002                           $0.08                      $0.05
July 2002                             $0.12                      $0.05


         On December 31, 2002, the closing price of the Common Shares on the CDNX was Cdn $0.04.

B.       PLAN OF DISTRIBUTION

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.       MARKETS

         The Company's Common Shares are listed and posted for trading on the TSX Venture Exchange.

D.       SELLING SHAREHOLDERS

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.       DILUTION

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.       EXPENSES OF THE ISSUE

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         1. Company's objects and purposes as set forth in its Memorandum and
            Articles:

         The Company was incorporated pursuant to the Company Act (British Columbia), as amended, (the "Company Act") and pursuant to section 21 of the Company Act the Company has the power and capacity of a natural person of full capacity, provided that no company has the capacity of operate a railway as a common carrier or to operate as a club unless proper authorization has been given. Other than such restrictions, a company is entitled to carry on any business unless it is restricted from carrying on such business by its Memorandum. As the Company's Memorandum contains no restriction on the type of business that may be carried out by the Company, the Company is therefore only limited from carrying on the businesses previously referred to as being restricted by legislation.

         2.  Matters relating to Directors of the Company:

         (a) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

         Part 16.1 of the Company's Articles ("Articles") provides that "A Director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act". Part 16.2 states that "A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. [Prohibition does not apply to, inter alia: loans to the Company guaranteed by a Director or affiliate; subscription or underwriting of shares issued by the Company if all other directors have an interest in such transaction; and determination of Director remuneration] "

         (b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

         Part 13.2 of the Company's Articles provides that "The remuneration of the Directors may from time to time be determined by the Directors unless by ordinary resolution the members determine that such remuneration shall be determined by the members. Such remuneration may be in addition to any salary or other remuneration paid to any Director in his capacity as Officer or employee of the Company."

         (c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

         Part 9.1 of the Company's Articles provides that "Subject to the provisions of the Company Act, the Directors may from time to time authorize the Company to: (i) borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit; (ii) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; (iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company, both present and future; and (iv) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise."

         Part 9.2 states that "The Directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with any special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the Directors may determine at or before the time of issue."

         (d) The Company's Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

         (e) Number of shares, if any, required for qualification:

         Part 13.3 of the Company's Articles states that "A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director."

         3. Rights, preferences and restrictions attaching to each class of shares:

         (a) Dividend rights, including time limit after which dividend entitlement lapses

         The Company's shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the Company Act nor the Company's Articles provide for lapses in dividend entitlement.

         (b) Voting rights; staggered re-election intervals; cumulative voting

         Each Common Share in the capital of the Company entitles its holder to one vote at any annual or special meeting of the Company's shareholders. The Company has no provision for staggered re-election intervals for its directors. Shareholders of the Company do not have cumulative voting.

         (c) Rights to share in surplus in event of liquidation

         In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

         (d) Other

         Holders of Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company's Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares. Holders of Common Shares do not have pre-emptive rights.

         4. Actions necessary to change the rights of holders of the Company's stock:


         In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

         5. Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

         Annual Meeting

         Part 10.1 of the Company's Articles states that "Subject to any extensions of time permitted pursuant to the Company Act, ... an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors."

         Special Meetings

         Part 10.4 of the Company's Articles states that "The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act."

         Part 10.6 of the Company's Articles provides in part that "A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner as may be prescribed by the Directors to such persons as are entitled by law or under these Articles to receive such notice from the Company."

         6. Limitations on rights to own securities of the Company:

         The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

         Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

         The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

         (a) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

         (b)  governments of WTO members; and

         (c) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

         The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2001 WTO Review Threshold was $209,000,000.

         If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

         For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $209,000,000 (in 2001) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

         If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

         The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

         (a) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

         (b)  the effect of the investment on exports from Canada;

         (c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

         (d) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

         (e) the effect of the investment on competition within any industry or industries in Canada;

         (f) the compatibility of the investment with national industrial, economical and cultural policies;

         (g) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

         (h) the contribution of the investment to Canada's ability to compete in world markets.

         To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

         Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

         The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

         Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

         7. Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

         There are no such limitations in the Company's Memorandum or Articles.

         8. Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

         The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the end of the month in which the change takes place.

         The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

         9. Significant differences between law applicable to the Company and law of the United States. See 8, above.

C.       MATERIAL CONTRACTS

         The material contracts entered into by the Company, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years are discussed in "Item 5. Operating and Financial Review and Prospects -- C. Research and Development, Patents and Licenses -- Development and License Agreement" and "Item 6. Directors, Senior Management and Employees -- B. Compensation -- Consulting and Management Agreements." These contracts are as follows:

         Pursuant to the Company's acquisition of BidCrawler in 2000, the Company advanced U.S. $150,000 to BidCrawler as a non-refundable fee for the granting of an option to enter into a non-exclusive license for the marketing, distribution and sale of the BidCrawler product in North America. BidCrawler agreed to use the fee for the continuing development of the technology for the BidCrawler product. The acquisition was subsequently completed.

         The Company is a party to the following contracts:

         o management contract with GML Minerals Consulting Ltd., a company owned and controlled by George Leary, the Chairman and CEO of the Company, whereby GML Minerals Consulting Ltd. is engaged to perform management services at a cost of $5,000 per month; and

         o consulting contract with iO Corporate Services Ltd., a company owned and controlled by Peter Dunfield and Marion McGrath, both directors of the Company, whereby iO

              Corporate Services Ltd. is engaged to perform consulting services at a cost of $2,000 per month.

D.       EXCHANGE CONTROLS

         Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.       TAXATION

         Canadian Federal Income Tax Considerations

         The following is a summary of material Canadian federal income tax considerations generally applicable in respect of the Common Shares. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital property and will not use or hold the Common Shares in carrying on business in Canada.

         Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

         A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length. Shares of the Company would also be taxable Canadian property if they were acquired in exchange for taxable Canadian property in an amalgamation.

         Material United States Federal Income Tax Consequences

         The following summary is a general discussion of material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. Holders and prospective holders should consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

         The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

         U.S. Holders

         As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

         Distributions on Shares of the Company

         U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

         Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

         In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

         Foreign Tax Credit

         A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances. In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Common Shares, a portion of qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit, subject to certain conditions and limitations, for U.S. federal income tax purposes, at the election of the U.S. Holder.

         Disposition of Shares of the Company

         A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

         Other Considerations

         In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

         Foreign Personal Holding Company

         If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived directly or indirectly from certain passive sources, the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

         Foreign Investment Company

         If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

         Passive Foreign Investment Company

         As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.

         U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period). However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

         U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for
Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

         The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

         The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

         Controlled Foreign Corporation

         If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

         If the Company is both a PFIC and controlled foreign corporation. the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

F.       DIVIDENDS AND PAYING AGENTS

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.       STATEMENT BY EXPERTS

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.       DOCUMENTS ON DISPLAY

         Copies of the Company's exhibits and documents are available for inspection at the Company's registered office located at 700 - 625 Howe Street, Vancouver, British Columbia, Canada.

I.       SUBSIDIARY INFORMATION

         The information referred to in this section is not required for reports filed in the United States.


ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is a "Small Business Issuer" as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.


ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II


ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.


ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.


ITEM 15  [RESERVED]


ITEM 16  [RESERVED]



ITEM 17  FINANCIAL STATEMENTS

     The following financial statements are attached and incorporated herein:

     Description of Document                                                Page
     -----------------------                                                ----

     Auditors' Report dated November 4, 2002                                 F-1

     Consolidated Balance Sheets as at June 30, 2002 and 2001                F-2

     Consolidated Statements of Operations and Deficit for the Fiscal        F-3
     Years Ended June 30, 2002 and 2001

     Description of Document                                                Page
     -----------------------                                                ----

     Consolidated Statements of Cash Flows for the Fiscal Years Ended        F-4
     June 30, 2002 and 2001

     Notes to Consolidated Financial Statements for the Fiscal Years         F-5
     Ended June 30, 2002 and 2001

     Auditors' Report dated September 22, 2000                              F-21

     Consolidated Balance Sheets for BidCrawler.com Online Inc. as at       F-22
     June 30, 2000 and 1999

     Consolidated Statements of Operations and Deficit for                  F-23
     BidCrawler.com Online Inc. for the Fiscal Years Ended June 30,
     2000, 1999, and 1998

     Consolidated Statements of Cash Flows for BidCrawler.com Online        F-24
     Inc. for the Fiscal Years Ended June 30, 2000, 1999, and 1998

     Notes to Consolidated Financial Statements for BidCrawler.com          F-25
     Online Inc. for the Fiscal Years Ended June 30, 2000, 1999, and
     1998

                             TRADERADIUS ONLINE INC.
                      (FORMERLY BIDCRAWLER.COM ONLINE INC.)


                        CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)


                                  JUNE 30, 2002

                         [DAVIDSON & COMPANY LETTERHEAD]
================================================================================

                                AUDITORS' REPORT


To the Shareholders of
TradeRadius Online Inc.
(formerly Bidcrawler.Com Online Inc.)

We have audited the consolidated balance sheets of TradeRadius Online Inc. (formerly Bidcrawler.Com Online Inc.) as at June 30, 2002 and 2001 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended June 30, 2002, 2001 and 2000. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

November 4, 2002


                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
                            U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated November 4, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

November 4, 2002

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30
================================================================================

                                                                        2002                2001
                                                                    ---------------    ---------------
ASSETS

CURRENT
    Cash                                                            $         6,226    $         4,956
    Receivables                                                               2,953             14,727
    Prepaid expenses                                                             --              3,283
                                                                    ---------------    ---------------

                                                                              9,179             22,966
INVESTMENT (Note 4)                                                               1                 --
CAPITAL ASSETS (Note 5)                                                       4,481             26,234
                                                                    ---------------    ---------------

                                                                    $        13,661    $        49,200
                                                                    ===============    ===============

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT
    Accounts payable and accrued liabilities                        $       212,495    $       766,110
    Due to related parties (Note 6)                                         148,934             62,407
    Loan payable (Note 7)                                                    78,703                 --
                                                                    ---------------    ---------------

                                                                            440,132            828,517

SHAREHOLDERS' DEFICIENCY
    Capital stock (Note 8)
       Authorized
           100,000,000 common shares without par value
       Issued and outstanding
            12,050,138 shares (2001 - 8,035,138 shares)                   5,481,007          5,079,507
    Deficit                                                              (5,907,478)        (5,858,824)
                                                                    ---------------    ---------------

                                                                           (426,471)          (779,317)
                                                                    ---------------    ---------------

                                                                    $        13,661    $        49,200
                                                                    ===============    ===============


NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 15)
 ON BEHALF OF THE BOARD:



/s/ Marion McGrath            Director  /s/ Peter Dunfield             Director
-----------------------------           ------------------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30
================================================================================

                                                                     2002               2001              2000
                                                               ---------------    ---------------    ---------------
EXPENSES
    Accounting and legal                                       $        84,542    $       102,236    $       199,775
    Advertising and promotion                                               --            202,566                 --
    Amortization                                                        14,095             69,423             41,573
    Consulting fees, salaries and benefits                              94,162            984,252            547,017
    Foreign exchange loss                                                2,607              4,524              4,506
    Management fees                                                     75,917             25,882             96,525
    Office and miscellaneous                                           100,810            132,312             77,335
    Rent                                                                27,285            254,702             78,424
    Shareholder communications                                           1,731             47,463            144,306
    Transfer agent and regulatory                                       29,627             19,284             36,035
    Travel and related                                                   2,507             33,020             16,254
    Web-site development                                                    --            245,065            120,289
    Web-site acquisition costs                                              --                 --            351,998
    Loss on disposal of capital assets                                      --             11,076                 --
    Write-down of investment (Note 4)                                  127,399                 --                 --
    Write-off of accounts payable                                     (529,877)                --                 --
    Write-off of prepaid expenses                                           --            365,704                 --
    Write-down of capital assets (Note 5)                                7,658            136,454                 --
                                                               ---------------    ---------------    ---------------


LOSS FROM OPERATIONS                                                   (38,463)        (2,633,963)        (1,714,037)
                                                               ---------------    ---------------    ---------------


OTHER ITEMS
    Interest income                                                         55              3,561             11,931
    Interest and loan bonus                                            (10,246)              (990)           (50,237)
                                                               ---------------    ---------------    ---------------

                                                                       (10,191)             2,571            (38,306)
                                                               ---------------    ---------------    ---------------


LOSS FOR THE YEAR                                              $       (48,654)   $    (2,631,392)   $    (1,752,343)
                                                               ===============    ===============    ===============


BASIC AND DILUTED LOSS PER COMMON SHARE                        $         (0.01)   $         (0.35)   $         (0.36)
                                                               ===============    ===============    ===============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                10,517,275          7,456,833          4,873,106
                                                               ===============    ===============    ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30
================================================================================

                                                                               2002              2001                2000
                                                                         ---------------    ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the year                                                    $       (48,654)   $    (2,631,392)   $    (1,752,343)
    Items not involving cash:
       Amortization                                                               14,095             69,423             41,573
       Loan bonus                                                                     --                 --              5,625
       Web-site acquisition costs                                                     --                 --            351,998
       Loss on disposal of capital assets                                             --             11,076                 --
       Write-off of prepaid expenses                                                  --            365,704                 --
       Write-down of investment                                                  127,399                 --                 --
       Write-off of accounts payable                                            (529,877)                --                 --
       Write-down of capital assets                                                7,658            136,454                 --

    Changes in non-cash working capital items:
       (Increase) decrease in prepaid expenses                                     3,283              2,035           (371,022)
       (Increase) decrease in receivables                                         11,774            184,199           (183,672)
       Increase (decrease) in accounts payable and accrued liabilities           (23,738)           606,212           (290,221)
                                                                         ---------------    ---------------    ---------------

    Cash used in operating activities                                           (438,060)        (1,256,289)        (2,198,062)
                                                                         ---------------    ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of subsidiary (net of cash acquired)                                  --                 --           (444,895)
    Investment                                                                  (127,400)                --                 --
    Purchase of capital assets                                                        --            (13,319)          (215,160)
    Proceeds from disposal of capital assets                                          --             29,992                 --
                                                                         ---------------    ---------------    ---------------

    Cash provided by (used in) investing activities                             (127,400)            16,673           (660,055)
                                                                         ---------------    ---------------    ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Advances (repayment) from related parties                                     86,527             62,407            (32,315)
    Issuance of capital stock                                                    401,500            674,250          3,338,695
    Proceeds of loan payable                                                      78,703                 --                 --
                                                                         ---------------    ---------------    ---------------

    Cash provided by financing activities                                        566,730            736,657          3,306,380
                                                                         ---------------    ---------------    ---------------

CHANGE IN CASH DURING THE YEAR                                                     1,270           (502,959)           448,263

CASH, BEGINNING OF YEAR                                                            4,956            507,915             59,652
                                                                         ---------------    ---------------    ---------------

CASH, END OF YEAR                                                        $         6,226    $         4,956    $       507,915
                                                                         ===============    ===============    ===============


SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 13)



              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)
================================================================================

                                                     Common Stock
                                           ---------------------------------
                                                Shares           Amount             Deficit             Total
                                           ---------------   ---------------    ---------------    ---------------
BALANCE AT JUNE 30, 1999                         3,423,459   $     1,060,937    $    (1,475,089)   $      (414,152)

    Private placement                            1,138,125         2,657,750                 --          2,657,750
    Agent's fee                                     25,000            30,000                 --             30,000
    Exercise of warrants                           399,348           329,817                 --            329,817
    Exercise of options                            325,000           539,000                 --            539,000
    Escrow shares                                  164,062             6,563                 --              6,563
    Share issuance costs                                --          (224,435)                --           (224,435)
    Loan bonus                                       4,688             5,625                 --              5,625
    Acquisition of Bidcrawler                    1,500,000                --                 --                 --
    Loss for the year                                   --                --         (1,752,343)        (1,752,343)
                                           ---------------   ---------------    ---------------    ---------------

BALANCE AT JUNE 30, 2000                         6,979,682         4,405,257         (3,227,432)         1,177,825

    Exercise of options                             75,000           105,000                 --            105,000
    Private placement                              980,456           569,250                 --            569,250
    Loss for the year                                   --                --         (2,631,392)        (2,631,392)
                                           ---------------   ---------------    ---------------    ---------------

BALANCE AT JUNE 30, 2001                         8,035,138         5,079,507         (5,858,824)          (779,317)

    Private placements                           4,000,000           400,000                 --            400,000
    Exercise of options                             15,000             1,500                 --              1,500
    Loss for the year                                   --                --            (48,654)           (48,654)
                                           ---------------   ---------------    ---------------    ---------------

BALANCE AT JUNE 30, 2002                        12,050,138   $     5,481,007    $    (5,907,478)   $      (426,471)
                                           ===============   ===============    ===============    ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

1.       NATURE AND CONTINUANCE OF OPERATIONS

         TradeRadius Online Inc. (formerly Bidcrawler.Com Online Inc.) (the "Company") is a Canadian company incorporated under the laws of the Province of British Columbia. The Company was previously engaged in the business of exploring and developing mineral properties. During fiscal 2000, the Company acquired an internet on-line services company (Note
         3) and continued to develop the web-site and services. Currently, the Company is not actively pursuing development of its web site and services and is in the process of reorganizing and re-valuating its business operations and future opportunities. Subsequent to the year end, the Company was declared inactive by the TSX Venture Exchange ("TSX") pending the resolution of certain listing requirements.

         During the current year, the Company consolidated its outstanding common shares on the basis of four existing shares to one new share and changed its name from Bidcrawler.Com Online Inc. to TradeRadius Online Inc. The number of shares in the Statement of Shareholders Equity (Deficiency) has been restated to give retroactive recognition of the consolidation for all years presented. In addition, all references to number of shares and per share amounts have been restated to reflect the consolidation.

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future. Management is actively pursuing additional equity financing sources to finance future operations.

                                                          2002                2001
                                                     ---------------    ---------------
         Deficit                                     $    (5,907,478)   $    (5,858,824)
         Working capital (deficiency)                       (430,953)          (805,551)


2.       SIGNIFICANT ACCOUNTING POLICIES

         GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which are not materially different from United States generally accepted accounting principles. Information with respect to differences between generally accepted accounting principles in Canada and the United States is provided in Note 14.

         USE OF ESTIMATES

         The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         PRINCIPLES OF  CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Bidcrawler Online Inc. ("Bidcrawler"), a company incorporated in British Columbia, Canada. All significant inter-company balances and transactions have been eliminated.

         INVESTMENTS

         Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

         CAPITAL ASSETS

         Capital assets are recorded at cost and are being amortized, using the declining balance method, at rates of 20% to 100% per annum.

         WEB-SITE ACQUISITION AND DEVELOPMENT COSTS

         During the year ended June 30, 2000, pursuant to a business combination (Note 3), the Company acquired a web-site that is a navigation hub for Internet auction participants. However, the web-site is new and estimating future discounted net cash flows is, at this stage, subject to a high level of uncertainty. Therefore, the cost of acquiring the web-site was written-off to operations in 2000. Ongoing web-site development costs were being expensed as incurred.

         FOREIGN CURRENCY TRANSLATION

         Monetary assets and liabilities are translated at the rate of exchange in effect at the year end. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains or losses are included in the determination of net loss for the year in which they arise.

         STOCK-BASED COMPENSATION

         The Company grants stock options in accordance with the policies of the TSX as described in Note 8. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

         LOSS PER SHARE

         The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         LOSS PER SHARE (cont'd...)

         Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

         INCOME TAXES

         Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

         COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform with the current year's presentation.


3.       BUSINESS COMBINATION

         BIDCRAWLER ONLINE INC.

         Effective February 25, 2000, the Company acquired all of the issued and outstanding capital stock of Bidcrawler, an internet on-line services company that has developed a navigation hub for Internet auction participants.

         As consideration, the Company issued to the shareholders of Bidcrawler 1,500,000 escrowed performance shares to be released in accordance with the escrow agreement described in Note 8. Pursuant to the acquisition, the Company incurred costs totalling $230,597 and advanced $221,887 (US$150,000) to Bidcrawler as a non-refundable fee for the granting of an option to enter into a non-exclusive license for the marketing, distribution and sale of the Bidcrawler product in North America. Bidcrawler agreed to use the fee for the continuing development of the technology for the Bidcrawler product. In addition, the Company granted to certain directors and officers of Bidcrawler, options to acquire up to 625,000 common shares of the Company at $1.60 per share.

         The acquisition was accounted for by the purchase method and, accordingly, for financial statements purposes, the net assets of Bidcrawler were included in the balance sheet at fair value at the date of acquisition.

         The 1,500,000 common shares issued pursuant to the acquisition agreement were agreed to have a value of $1,800,000. However, the shares are being held in escrow and release from escrow is contingent on future cash flows earned by the Company. For accounting purposes, the shares have been valued at $Nil until the contingency is resolved. When shares are released from escrow, the Company will record their current fair value as additional development costs on the statement of operations.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================


3.       BUSINESS COMBINATION (cont'd...)

         The total purchase price of $452,484 was allocated as follows:

           Current assets                                                                      $      22,843
           Capital assets                                                                             86,273
           Web-site                                                                                  351,998
           Current liabilities                                                                        (8,630)
                                                                                               -------------
                                                                                               $     452,484
                                                                                               =============

         The web-site was new and estimating future discounted net cash flows was subject to a high level of uncertainty. Therefore, the web-site acquisition costs were written-off to operations during the year ended June 30, 2000.


4.       INVESTMENT

         During fiscal 2002, the Company entered into negotiations to acquire all the issued and outstanding shares of LEDdynamics, Inc. ("LED"), a private company headquartered in Vermont, USA. In connection with the proposed acquisition, the Company advanced $127,400 to LED for working capital purposes. The proposed acquisition was subsequently terminated and LED elected, under the terms of the agreement, to convert the advances to 59.603 common shares of LED representing a 5.625% equity interest. The shares were subsequently written-down to $1.


5.       CAPITAL ASSETS

                                                      Accumulated                       Net Book
                                         Cost         Amortization     Write-down         Value
                                      -------------   -------------   -------------   -------------
2002
  Computer equipment                  $      15,101   $       6,140   $       4,480   $       4,481
  Office furniture and equipment              4,473           1,295           3,178              --
                                      -------------   -------------   -------------   -------------

                                      $      19,574   $       7,435   $       7,658   $       4,481
                                      =============   =============   =============   =============

2001
  Computer equipment                  $     173,205   $      67,655   $      90,449   $      15,101
  Computer software                          13,319           6,660              --           6,659
  Office furniture and equipment             70,689          20,210          46,005           4,474
                                      -------------   -------------   -------------   -------------

                                      $     257,213   $      94,525   $     136,454   $      26,234
                                      =============   =============   =============   =============

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

5.       CAPITAL ASSETS (cont'd...)

         The Company determined that the carrying amount of computer equipment and office furniture and equipment exceeded their net recoverable amount. These capital assets were written-down by $7,658 (2001 - $136,454; 2000 - $Nil) accordingly.


6.       DUE TO RELATED PARTIES

         Amounts due to related parties are non-interest bearing, unsecured and have no stated terms of repayment.

         The fair value of the amounts due to related parties is not determinable as they have no repayment terms.


7.       LOAN PAYABLE

         Loan payable of $78,703 is unsecured and bears interest at 24% per annum. Subsequent to the year end, the loan was settled for a final payment of USD$50,000.


8.       CAPITAL STOCK

         ESCROW SHARES

         Included in issued capital stock are 1,664,062 common shares held in escrow. The escrow shares were issued pursuant to an escrow agreement containing restrictions, applicable to such shares, substantially as summarized below:

         a) Escrow shares may be voted by the holder but cannot be traded prior to being released from escrow. This may not occur without prior regulatory approval.

         b) Escrow shares are earned out of escrow on the basis of one share for every $0.44 of cumulative cash flow earned by the Company. For the purposes of the Escrow Agreement, "cumulative cash flow" means net income or loss before tax, adjusted to add back the following expenses: amortization, amortization of goodwill and deferred research, marketing and development costs (excluding general and administrative costs), expensed research, and any other amount permitted or required by the TSX.

         STOCK OPTION PLAN

         The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officer, employees and certain consultants. The maximum number of shares reserved for issue under the plan is equal to 1,607,000. Options issued under the plan expire not more than five years after the grant date and vest at a rate of 25% on regulatory approval and 25% every six months thereafter.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

8.       CAPITAL STOCK (cont'd...)

         OPTIONS AND WARRANTS

         The following options and warrants to acquire common shares of the Company are outstanding at June 30, 2002:

                                    Number                  Exercise
                                 of Shares                     Price                  Expiry Date
----------------------   -------------------------   -------------------------   -------------------------
OPTIONS                                  1,495,000   $                    0.10             October 2, 2006

WARRANTS                                   708,331                        0.68            January 10, 2003
                                           250,000                        0.48               April 4, 2003
                                         4,000,000                        0.10           November 16, 2003
======================   =========================   =========================   =========================


         Stock option transactions and the number of options outstanding are summarized as follows:

                                                                      Weighted
                                                                      Average
                                                     Number           Exercise
                                                   of Options           Price
                                                ---------------    ---------------
Outstanding, June 30, 2000                            1,103,000    $          1.88
    Granted                                              36,250               1.68
    Exercised                                           (75,000)              1.40
    Expired/cancelled                                  (433,625)              0.68
                                                ---------------

Outstanding, June 30, 2001                              630,625               1.61

    Granted                                           1,600,000               0.10
    Exercised                                           (15,000)              0.10
    Expired/cancelled                                  (720,625)              1.42
                                                ---------------

Outstanding, June 30, 2002                            1,495,000    $          0.10
                                                ===============    ===============

Number of options currently exercisable               1,495,000    $          0.10
                                                ===============    ===============

         The weighted average contractual life of options outstanding as of June 30, 2002 is 4.26 years (2001 - 3.4 years) and the weighted average fair value of options granted during 2002 is $0.10 (2001 - $1.08).

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

9.       INCOME TAXES

         Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 39.2% (2001 - 44.6%; 2000 - 45.6%) to income before taxes as follows:


                                                               2002               2001               2000
                                                          ---------------    ---------------    ---------------
Loss from operations before income taxes                  $       (48,654)   $    (2,631,392)   $    (1,752,343)
                                                          ===============    ===============    ===============

Current income tax recovery at statutory rate             $       (19,072)   $    (1,173,601)   $      (799,068)
Non-deductible expenses                                            55,466             96,761             18,957
Unrecognized benefits of non-capital losses                            --          1,076,840            619,600
Web-site acquisition costs                                             --                 --            160,511
Benefits of non-capital losses carried forward                    (36,394)                --                 --
                                                          ---------------    ---------------    ---------------

Income tax recovery                                       $            --    $            --    $            --
                                                          ===============    ===============    ===============


         The significant components of the Company's future income tax assets are as follows:


                                                                         2002               2001
                                                                   ---------------    ---------------
Capital assets                                                     $       100,050    $       107,547
Mineral property costs                                                     245,432            279,242
Non-capital losses carried forward                                       1,958,040          1,986,056
                                                                   ---------------    ---------------
                                                                         2,303,522          2,372,845

Valuation allowance                                                     (2,303,522)        (2,372,845)
                                                                   ---------------    ---------------
                                                                   $            --    $            --
                                                                   ===============    ===============


         The Company has non-capital losses carried forward of approximately $4,900,000 which may be utilized to reduce future years' taxable income and expire through 2009 if unutilized. The benefits of these losses have been reduced in these financial statements by a valuation allowance.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

10.      RELATED PARTY TRANSACTIONS

         The Company entered into the following transactions with related parties:

         a)   Paid or accrued $75,917 (2001 - $20,882; 2000 - $89,500) for management fees to directors or companies controlled by directors and a former director.

         b)   Paid or accrued $10,000 (2001 - $27,112; 2000 - $36,750) for consulting fees to a director.

         c)   Paid or accrued $24,000 (2001 - $12,750; 2000 - $51,282) for accounting and office administration fees to companies controlled by directors and a former director.

         d)   Paid or accrued $24,000 (2001 - $6,000; 2000 - $33,000) for rent to companies controlled by directors and a former director.

         These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.      FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loan payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values unless otherwise noted.

12.      SEGMENTED INFORMATION

         The Company conducts substantially all of its operations in North America in one industry segment.

13.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                            2002                2001                2000
                                                     -----------------   -----------------   -----------------
Cash paid during the year for interest               $           3,000   $              --   $          44,612
                                                     =================   =================   =================

Cash paid during the year for income taxes           $              --   $              --   $              --
                                                     =================   =================   =================

         There were no significant non-cash transactions for the year ended June 30, 2002 and 2001.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

13.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS


         Significant non-cash transactions for the year ended June 30, 2000 included:

         i) The Company issuing 1,500,000 common shares, with an agreed value of $Nil, pursuant to the acquisition of Bidcrawler (Note 3).

         ii) The Company issuing 25,000 common shares, with an agreed value of $30,000, as an agent's fee, pursuant to a private placement.

         iii) The Company issuing 4,687 common shares, with an agreed value of $5,625, as a loan bonus.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the United States Securities and Exchange Commission.

         i)   Stock based compensation

              Canadian generally accepted accounting principles do not require companies to record compensation costs for employee and non-employee stock based compensation plans. Under United States generally accepted accounting principles, Financial Accounting Standards Board statement No. 123 (Accounting for Stock-Based Compensation) requires companies to record compensation costs for non-employee stock-based compensation and encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of the options granted. The Company has elected to continue to account for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations and to provide additional disclosures with respect to the pro-forma effects of adoption had the Company recorded compensation expense as provided in SFAS 123.

              In accordance with SFAS 123, the Company under United States GAAP recorded additional compensation expense during the current year of $5,789 (2001 - $10,900; 2000 - $NIL) based on the fair value of options granted to non-employees. In accordance with APB 25, the Company recorded additional compensation expenses during the current year of $Nil (2001 - $NIL; 2000 - $3,615,500) based on the excess of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. The cumulative compensation expense for stock based compensation in accordance with SFAS 123 and ABP 25 is $3,632,189 (2001 - $3,626,400; 2000 - $3,615,000).

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)



         i)  (cont'd...)


              Had compensation costs been recognized for the Company's stock option plan based on fair value at grant date and the re-pricing of certain remaining options, the pro-forma net loss for fiscal 2002 would have been increased by $49,000 (2001 - $28,825; 2000 -
              $1,656,006) and pro-forma loss per share increased by $0.006 (2001
              - $0.004; 2000 - $0.393) per share. In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions:



                                           2002              2001               2000
                                      ---------------   ---------------   ---------------
    Risk-free interest rate                      4.55%             5.75%                6%
    Expected life                             5 years           2 years           2 years
    Expected volatility                           163%              161%              133%
    Expected dividends                             --                --                --
                                      ===============   ===============   ===============



         ii)  Earnings (loss) per share


              Under both Canadian and United States GAAP, basic loss per share is computed by dividing the loss to common shareholders by the weighted average number of shares outstanding during the period.


              Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding used for the purpose of calculating basic loss per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow.


              The weighted average number of common shares outstanding for calculating basic loss per share under United States generally accepted accounting principles for the periods ended June 30, 2002, 2001 and 2000 were 8,853,213, 5,792,771 and 4,207,674, respectively.



         iii) The impact of the above differences between Canadian and United States GAAP on the balance sheet is as follows:

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


         iii) (cont'd...)

                                            2002                                       2001
                          ----------------------------------------    ----------------------------------------
                                                         Balance                                     Balance
                                                         as per                                      as per
                           Balance as                 United States   Balance as                  United States
                           reported       Adjustments     GAAP         reported      Adjustments       GAAP
                          -----------    -----------   -----------    -----------    -----------   -----------
Current assets            $     9,179    $        --   $     9,179    $    22,966    $        --   $    22,966
Investment                          1             --             1             --             --            --
Capital assets                  4,481             --         4,481         26,234             --        26,234
                          -----------    -----------   -----------    -----------    -----------   -----------

                          $    13,661    $        --   $    13,661    $    49,200    $        --   $    49,200
                          ===========    ===========   ===========    ===========    ===========   ===========

Current liabilities       $   440,132    $        --   $   440,132    $   828,517    $        --   $   828,517
Shareholder's
    deficiency               (426,471)            --      (426,471)      (779,317)            --      (779,317)
                          -----------    -----------   -----------    -----------    -----------   -----------

                          $    13,661    $        --   $    13,661    $    49,200    $        --   $    49,200
                          ===========    ===========   ===========    ===========    ===========   ===========

         iv)  Statement of operations

              The impact of the above differences between Canadian and United States GAAP on loss for the year would be as follows:


                                                                          2002              2001                2000
                                                                    ---------------    ---------------    ---------------
Loss for the year as reported                                       $       (48,654)   $    (2,631,392)   $    (1,752,343)

Less:  Stock compensation expense                                            (5,789)           (10,900)        (3,615,500)
                                                                    ---------------    ---------------    ---------------

Loss for the year in accordance with United States GAAP             $       (54,443)   $    (2,642,292)   $    (5,367,843)
                                                                    ===============    ===============    ===============

Basic and diluted loss per share for the year in
    accordance with United States GAAP                              $         (0.01)   $         (0.46)   $         (1.28)
                                                                    ===============    ===============    ===============

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)


         v)   Statement of cash flows


              The impact of the above differences between Canadian and United States GAAP on the statement of cash flows is as follows:


                                                                            2002
                                                     -----------------------------------------------------
                                                                                               Balance
                                                                                               as per
                                                       Balance as                           United States
                                                        reported          Adjustments           GAAP
                                                     ---------------    ---------------    ---------------
Cash flows from operating activities:
    Loss for the year as reported                    $       (48,654)   $        (5,789)   $       (54,443)
    Items not involving cash                                (380,725)                --           (380,725)
    Add:  Stock based compensation                                --              5,789              5,789
Changes in non-cash working capital items                     (8,681)                --             (8,681)
                                                     ---------------    ---------------    ---------------

Cash used in operating activities                    $      (438,060)   $            --    $      (438,060)
                                                     ===============    ===============    ===============



                                                                            2001
                                                     -----------------------------------------------------
                                                                                              Balance
                                                                                               as per
                                                        Balance as                          United States
                                                        reported          Adjustments           GAAP
                                                     ---------------    ---------------    ---------------
Cash flows from operating activities:
    Loss for the year as reported                    $    (2,631,392)   $       (10,900)   $    (2,642,292)
    Items not involving cash                                 582,657                 --            582,657
    Add:  Stock based compensation                                --             10,900             10,900
Changes in non-cash working capital items                    792,446                 --            792,446
                                                     ---------------    ---------------    ---------------

Cash used in operating activities                    $    (1,256,289)   $            --    $    (1,256,289)
                                                     ===============    ===============    ===============

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

         v)   Statement of cash flows (cont'd...)

                                                                             2000
                                                      -----------------------------------------------------
                                                                                                Balance
                                                                                                as per
                                                        Balance as                            United States
                                                        reported           Adjustments            GAAP
                                                      ---------------    ---------------    ---------------
Cash flows from operating activities:
    Loss for the year as reported                     $    (1,752,343)   $    (3,615,500)   $    (5,367,843)
    Items not involving cash                                  399,196                 --            399,196
    Add:  Stock based compensation                                 --          3,615,500          3,615,500
Changes in non-cash working capital items                    (844,915)                --           (844,915)
                                                      ---------------    ---------------    ---------------

Cash used in operating activities                     $    (2,198,062)   $            --    $    (2,198,062)
                                                      ===============    ===============    ===============


         vi) The impact of the above differences between Canadian and United States GAAP on the statement of shareholders' equity (deficiency), as reported, is as follows:

                                                                        Common
                                                                         Stock            Deficit             Total
                                                                    ---------------   ---------------    ---------------
Shareholders' equity as reported June 30, 2000                      $     4,405,257   $    (3,227,432)   $     1,177,825

Stock based compensation                                                  3,615,500        (3,615,500)                --
                                                                    ---------------   ---------------    ---------------

Shareholders' equity in accordance with United States GAAP
  at June 30, 2000                                                  $     8,020,757   $    (6,842,932)   $     1,177,825
                                                                    ===============   ===============    ===============

Shareholders' deficiency as reported June 30 2001                   $     5,079,507   $    (5,858,824)   $      (779,317)

Stock based compensation                                                  3,626,400        (3,626,400)                --
                                                                    ---------------   ---------------    ---------------

Shareholders' deficiency in accordance with United States
  GAAP at June 30, 2001                                             $     8,705,907   $    (9,485,224)   $      (779,317)
                                                                    ===============   ===============    ===============

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

         vi)  (cont'd...)

                                                                        Common
                                                                         Stock           Deficit              Total
                                                                    ---------------   ---------------    ---------------
Shareholders' deficiency as reported June 30, 2002                  $     5,481,007   $    (5,907,478)   $      (426,471)

Stock based compensation                                                  3,632,189        (3,632,189)                --
                                                                    ---------------   ---------------    ---------------

Shareholders' deficiency in accordance with United States
  GAAP at June 30, 2002                                             $     9,113,196   $    (9,539,667)   $      (426,471)
                                                                    ===============   ===============    ===============

         vii) Recent accounting pronouncements

              In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121.

              In July 2001, FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

              In August 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted for fiscal years beginning after December 15, 2001.

              In April 2002, FASB issued No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.

TRADERADIUS ONLINE INC.
(formerly Bidcrawler.Com Online Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2002
================================================================================

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

         vii) Recent accounting pronouncements (cont'd...)

              In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" that nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF Issue 94-3") "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF Issue 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

              The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.


15.      SUBSEQUENT EVENTS

         Subsequent to June 30, 2002:

         a) The Company issued 52,270 units for proceeds of $15,681. Each unit consists of one common share and one share purchase warrant to purchase an additional common share at a price of $0.60 per share for a period of two years.

         b) The Company issued 95,566 common shares for proceeds of $9,557 pursuant to the exercise of stock options.

ITEM 18  FINANCIAL STATEMENTS

         See Item 17.


ITEM 19  EXHIBITS

         The following exhibits are attached and incorporated herein:

                   Description of Document                                 Pages
                   -----------------------                                 -----

         1.1       Certificate of Incorporation                              *

         1.2       By-Laws                                                   *

         4.1       Share Purchase and Sale Agreement, dated July 29,         *
                   1999, with Amendments, dated October 22 and
                   November 30, 1999, and January 31 and February 18,
                   2000, by and between BidCrawler Online Inc. and the Company

         4.2       Development and License Agreement, dated July 29,         *
                   1999, with Amendments, dated August 23, September
                   10, October 22, and November 30, 1999, by and between BidCrawler Online Inc. and the Company

         4.3       Escrow Agreement , dated February 25, 2000, by and        *
                   among CIBC Mellon Trust Company, Kolyma Goldfields
                   Ltd. (to be renamed BidCrawler.com Online Inc.),
                   Russell Krywolt, Graham Heal, and Daniel Matthews

         8         Subsidiaries of the Company                               *


*    Previously filed.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TradeRadius Online Inc.
                                -----------------------
                                Registrant



                                By:     /s/ Peter Dunfield
                                     -------------------------------------------
                                     Name:  Peter Dunfield
                                     Title: Director (duly authorized signatory)



Date:  February 6, 2003
       ----------------